Room 4561
						 April 5, 2006

Aron J. Ain
Chief Executive Officer
Kronos Incorporated
297 Billerica Road
Chelmsford, MA 01824

Re:	Kronos Incorporated
	Form 10-K for Fiscal Year Ended September 30, 2005
	Filed December 9, 2005
	Form 10-Q for the Quarterly Period Ended December 31, 2005
	Filed February 9, 2006
	Form 8-K filed January 30, 2006
	File no. 0-20109

Dear Mr. Ain:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Management`s Discussion & Analysis (MD&A) of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 15

1. We note your discussion of Critical Accounting Policies and Estimates in MD&A. Please note that the disclosure in the MD&A related to your critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements, and is not intended to be a duplication of the disclosure included in the notes. Such disclosures should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, whether the estimates/assumptions are reasonably likely to change in the future and any other disclosures related to the estimates and assumption involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods.. Tell us what consideration you have given to provide quantitative as well as qualitative information pursuant to SEC Release 33-8350.

Liquidity and Capital Resources, page 28

2. Your disclosures on page 28 indicate that as a result of the change in billing your customers in arrears for professional services rather than in advance of the service delivery, the Company experienced and you expect to continue to experience a short-term negative impact on your cash flows from operations. We further note from you Consolidated Statement of Cash Flows that the changes in deferred product revenues, deferred professional services revenues and deferred maintenance revenues in fiscal 2005 were ($17,499), ($6,649) and ($14,388), respectively. Please reconcile these amounts to the changes as calculated from the Consolidated Balance Sheet of
($5,906), ($3,995) and $12,709, respectively, which do not appear to reflect a negative impact on operating cash flows. Also, tell us if the change in the timing of your billings had any impact in the timing of revenue recognition for such services.

Consolidated Statements of Operations, page 59

3. We note that you separately disclose revenues from maintenance and professional services. Tell us how you considered Rule 5-03(b)(2) of
Regulation S-X to separately disclose the cost of maintenance and professional services.

Notes To Consolidated Financial Statements

Note A.  Summary of Significant Accounting Policies
Revenue Recognition, page F-6

4. We note your disclosures in Note A where you indicate that the Company`s arrangements do not include any rights of return. Your disclosures on page F-8, however, indicate that the Company maintains a sales return allowance to reflect estimated losses for sales returns and adjustments due to incorrect ordering of product, general customer satisfaction issues or incorrect billing. Please explain how these disclosures compare to those in your revenue recognition policy where you indicate the customer has a right to refund if the product does not meet the "Company`s published specification." Tell us how you concluded that you do not offer rights of return or explain how you considered paragraph 6 of SFAS 48 in accounting for such rights. Also, explain your disclosures in Note E where you indicate that the Company records an allowance for sales returns and adjustments and yet you record individual charges for sales returns and adjustments directly to revenue as incurred. Why are these charges not recorded against the allowance?

5. You indicate that the deferred amounts related to arrangements with extended payment terms other than the financing arrangements are removed from deferred revenue and accounts receivable until the payment becomes due. You further state "the Company reports the allocated fair value of revenues related to the product element of arrangements as current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date." Are the deferred product revenues you refer to from contracts that include extended payment arrangements? If so, it appears you`re your disclosures are different for the product element than the service elements as deferred services are not reflected in accounts receivable or deferred revenues until the payments become due. Please explain. Tell us when you bill the customers in extended payment arrangements (i.e. at inception of contract, quarterly, monthly, etc.) When payments become due and you reflect such amount in accounts receivable do you recognize the offset as deferred revenue or directly to revenue? Also, tell us the deferred and accounts receivable amounts removed from such arrangements for the periods presented. Tell us what consideration you have given to including a discussion of such amounts in MD&A.

Note H.  Goodwill and Other Intangible Assets, page F-15

6. We note that the Company is amortizing certain intangibles, such as customer related, maintenance relationships and purchased technology over a period of ten to twelve years. Tell us how you determined the adequacy of these amortization periods.

Note J.  Capitalized Software, page F-18

7. We note your disclosures in Note A where you include a discussion of the Company`s accounting for software costs incurred in the development of software to be sold to others (SFAS 86) and software developed for internal use (SOP 98-1). Tell us if your disclosures in Note J are for the SFAS 86 software costs, the SOP 98-1 software costs or both. If the latter is the case, then provide a breakdown of the capitalized costs and accumulated amortization between the SFAS 86 software and the SOP 98-1 software and include the amortization expense for each type as well. Also, tell us what consideration you have given to including separate footnote disclosures for these costs.


Form 8-K dated January 30, 2006

8. We note your use of the non-GAAP measures under Item 9.01 of the
Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Item 10(e)(1)(i) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

For example, you indicate that stock based compensation does not provide meaningful insight income the Company`s ongoing operations.
Tell how you came to these conclusions considering the Company has historically used stock options as a form of compensation and it appears that you are continuing to do so. Therefore, tell us why compensation expense would not be meaningful to a company`s operations. Also, you indicate that operating results under GAAP may include items that are not necessarily relevant to understand Kronos` business. Why would the acquisition related intangibles not be relevant to your business, particularly considering the Company had
10 acquisitions during the past two fiscal years?

9. Your Non- GAAP Consolidated Statements of Income appear to include a number of measures, such as non-GAAP cost of sales, non-GAAP operating expenses and other income, non-GAAP provision for income taxes, etc., for which you have not included the disclosures required by Item 10(e)(1) of Regulation S-K. Also, it is not clear to us whether the presentation of a non-GAAP statement of operations would comply with Item 100(b) of Regulation G. Please explain.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Note C.  Stock-Based Compensation, page 4

10. We note your summary of option activity on page 6 and your summary of the status of non-vested stock options on page 7 exclude
70,500 restricted stock units granted to employees during the quarter ended, December 31, 2005 and 100 restricted stock units cancelled during such period. Were these unit grants also excluded from your compensation expense calculated pursuant to SFAS 123R for the quarter? Please explain.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Aron J. Ain
Kronos Incorporated
April 5, 2006
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